02028981

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Teollisuuden Voima OY

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2973 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 5/14/02

APR 29 2002

Teollisuuden Voima OY

99

ARS 12-31-01

02 MAY 23 AM 10: 5

Financial publications

During the year under review, Teollisuuden Voima Oy published its Annual Report 2000, Environmental Report 2000, Annual Review 2000, and Interim Reports for January-March 2001, January-June 2001 and January-September 2001. These publications are available in both Finnish and English.

During 2002, the following reports will be published:

- Annual Review 2001, to be published in January 2002
- Environmental Report 2001, to be published in March 2002
- Annual Report 2001, to be published in April 2002
- Interim Reports for January-March 2002, January-June 2002 and January-September 2002 by the end of the month following the period in question.

The above publications will also be available in Finnish and English.

Published by

Teollisuuden Voima Oy
Domicile Helsinki
Trade reg. no. 196.448

The Annual General Meeting of Teollisuuden Voima Oy will be held in Helsinki on April 17, 2002.



Teollisuuden Voima Oy

Annual Report 2001

Annual Report 2001

Financial Statements 2001

TVO in brief

Teollisuuden Voima Oy (TVO) produces electricity for its shareholders at cost price. The electricity is generated at the Olkiluoto nuclear power plant in Eurajoki and at the Meri-Pori coal-fired plant.

Business concept and vision

The main function of TVO is to ensure economical operation, safety and environmentally sound generation of electricity for its shareholders at the Olkiluoto nuclear power plant units. The goal is to keep the units up to date and in good condition and to advance the skills and expertise of the personnel.

Group structure

TVO is a part of the PVO Group, whose Parent Company is Pohjolan Voima Oy. The subgroup of Teollisuuden Voima Oy includes the Parent Company Teollisuuden Voima Oy and the subsidiaries Posiva Oy and TVO Nuclear Services Oy (TVONS) and Olkiluodon Vesi Oy and Perusvoima Oy. Radtek Oy and Polartest Oy are the most important affiliated companies.

The business concept of Posiva Oy is to dispose of spent nuclear fuel from the Olkiluoto and Loviisa nuclear power plants. Fortum Power and Heat Oy, the owner of the Loviisa nuclear power plant, has a 40 per cent minority holding in Posiva Oy.

The business concept of TVONS, which is wholly owned by TVO, is to sell TVO's nuclear power expertise as a consultancy service. The business concept of Olkiluodon Vesi Oy is to ensure supply of raw water to the Olkiluoto plant units. Perusvoima Oy had no operations.

Shareholder companies

The shareholder companies of TVO are in two groups: public sector companies (I) and private sector companies (II). In accordance with the Articles of Association, both shareholder groups have equal voting rights at meetings of shareholders and equal representation on the Supervisory Board and the Board of Directors.

Company shareholders on December 31, 2001

Group I	Holding %	Group I total
Etelä-Pohjanmaan Voima Oy	6,5	
Fortum Power and Heat Oy	26,6	
Kemira Oyj	1,9	
Oy Mankala Ab	8,1	43,1
Group II		**Group II total**
Graninge Energia Oy	0,1	
Pohjolan Voima Oy	56,8	56,9
Total		**100,0**

Administrative bodies

The Company has a Supervisory Board that is elected for one year at a time to serve from one Annual General Meeting to the next. The main task of the Supervisory Board is to supervise the management of the company and to deal with any matters concerning significant reduction or expansion in the company.

The Supervisory Board shall have at least 10 members and at most 32 members and an equal number of personal deputy members. The Annual General Meeting confirms the number of members chosen and elects the members and their deputies so that the shareholders owning shares in Group I and Group II have an equal number of members and deputy members.

The Company Board of Directors shall have at least eight members and at most 14, who shall be elected for one year at a time by the Supervisory Board so that owners of shares in Group I and Group II have an equal number of members on the Board of Directors. The term of office of the Board of Directors shall commence from the meeting of the Supervisory Board at which the Board of Directors is appointed and which is held annually within one month of the Annual General Meeting. The term of office of the Board of Directors shall continue until the close of the corresponding meeting in the following year.

The Supervisory Board and the Board of Directors alternate between members of the bodies belonging to the shareholding groups when they elect the chairman and deputy chairman.

The Annual General Meeting and the Organization Meeting of the Supervisory Board were held on May 4, 2001. The Organization Meeting of the Company Board of Directors was held on May 22, 2001.

The Supervisory Board

Appointed at the Annual General Meeting on May 4, 2001

Shareholder Company	Member	Debuty member
Etelä-Pohjanmaan Voima Oy	Seppo Sanaksenaho, Mayor, City of Vaasa [1]	Mikko Pukkinen, Mayor, City of Seinäjoki
Fortum Power and Heat Oy	Eero Aittola, Group Executive Vice President, Fortum Oyj [2]	Juha Laaksonen, Senior Vice President, CFO, Fortum Oyj
	Tapio Kuula, President	Arvo Vuorenmaa, General Manager
Graninge Energia Oy	Magnus Buchert, Managing Director	Gunnar Larsson, Director, Graninge AO Kraft och Värme
Kemira Oyj	Tauno Pihlava, Chief Executive Officer	Jukka Liimatainen, Vice President, Energy
Oy Mankala Ab	Martin Meinander, Deputy Mayor, City of Helsinki	Suvi Rihtniemi, M.Sc. (Eng.), City of Helsinki
Pohjolan Voima Oy	Heikki Sara, Senior Vice President, UPM-Kymmene Oyj	Tapani Sointu, Vice President, Corporate Structure, UPM-Kymmene Oyj
	Carl Björnberg, President, Myllykoski Oyj	Stefan Storholm, Managing Director, Perhojoki Oy
	Juhani Pohjolainen, M.Sc. (Eng.), Heinola	Hannu Karppinen, Business Unit Manager, Stora Enso Publication Papers Oy
	Erkki Varis, Managing Director, Oy Metsä-Botnia Ab	Esko Partio, Vice President, Energy, M-real Oyj

Chairman:
Eero Aittola

Deputy Chairman:
Heikki Sara

Secretary:
Heikki Kolehmainen,
Executive Vice President,
Corporate Affairs, TVO [3]
Risto Siilos, General Counsel, TVO [4]

The Supervisory Board convened twice.

1) retired as of May 31, 2001
2) retired as of January 1, 2002
3) until May 31, 2001
4) as of June 1, 2001



The Board of Directors

Upper line from left: Timo Rajala, *Chairman,* Jussi Helske, *Deputy Chairman,* Petri Heinonen, Timo Koivuniemi

Lower line from left: Aarre Metsävirta, Seppo Ruohonen, Pertti Simola, Esa Tirkkonen

The Board of Directors

Appointed at the Organization Meeting of the Supervisory Board on May 4, 2001

Shareholder company

Etelä-Pohjanmaan Voima Oy
Fortum Power and Heat Oy
Kemira Oyj
Oy Mankala Ab
Pohjolan Voima Oy

Member

Petri Heinonen, Managing Director
Jussi Helske, Vice President, Generation, Finland
Esa Tirkkonen, Executive Vice President, CFO
Seppo Ruohonen, Managing Director, Helsingin Energia
Timo Rajala, President and CEO
Timo Koivuniemi, Senior Vice President, Energy, Stora Enso Oyj
Aarre Metsävirta, Executive Vice President, M-real Oyj
Pertti Simola, Vice President, UPM-Kymmene Oyj

Chairman:
Timo Rajala

Deputy Chairman:
Jussi Helske

Secretary:
Heikki Kolehmainen, Executive Vice President, Corporate Affairs, TVO[3]
Risto Siilos, General Counsel, TVO[4]

The Board of Directors convened nine times.

3) until May 31, 2001
4) as of June 1, 2001

Committees established by the Board of Directors

Appointed at the Organization Meeting of the Board of Directors on May 22, 2001

Operations Committee

Shareholder company	Member
Etelä-Pohjanmaan Voima Oy	Markku Källström, Manager, Finances
Fortum Power and Heat Oy	Heikki Heikkilä, Vice President, Energy Management
Kemira Oyj	Jukka Liimatainen, Vice President, Energy
Oy Mankala Ab	Pekka Manninen, Director, Production Department, Helsingin Energia
Pohjolan Voima Oy	Arto Tuominen, Senior Corporate Advisor
	Seppo Leppänen, Manager, Energy Economy, Stora Enso Oyj
	Olli Nummelin, Power Manager, UPM-Kymmene Oyj [5]
	Seppo Vatanen, kehityspäällikkö, UPM-Kymmene Oyj [6]
	Esko Partio, Vice President, Energy, M-real Oyj

The Operations Committee convened ten times.

5) until December 12, 2001

6) as of December 13, 2001

Chairman:
Pekka Manninen

Deputy Chairman:
Esko Partio

Expert:
Rauno Mokka, Executive Vice President, Production, TVO

Secretary:
Simo Joki-Korpela, Head of Electrical Machines, TVO

Finance Committee

Shareholder company	Member
Fortum Power and Heat Oy	Markku Jäppinen, Head of Corporate Financing, Fortum Oyj
Kemira Oyj	Ritva Sipilä, Treasury Operations Manager
Pohjolan Voima Oy	Timo Väisänen, Senior Vice President, Group Treasurer
	Juha Forsius, Vice President, Group Treasurer, UPM-Kymmene Oyj
	Veli-Jussi Potka, Managing Director, Stora Enso Packaging Oyj

The Finance Committee convened twice.

Chairman:
Juha Forsius

Deputy Chairman:
Markku Jäppinen

Experts:
Mauno Paavola, President and CEO, TVO
Klaus Luotonen, Executive Vice President, Finance, TVO

Secretary:
Paavo Hyvönen, Treasurer, TVO

The Economics Committee Assisting the President and CEO

Shareholder company	Member
Fortum Power and Heat Oy	Hannu Jokinen, Vice President, Finance
Pohjolan Voima Oy	Minna Korkeaoja, Executive Vice President, Group Controller

The Economics Committee convened twice.

Chairman:
Mauno Paavola, President and CEO, TVO

Expert:
Klaus Luotonen, Executive Vice President, Finance, TVO

Secretary:
Lasse Bergström, Controller, TVO

Management Group

President and CEO	Mauno Paavola, M.Sc. (Eng.)
Members	Heikki Kolehmainen, Executive Vice President, Corporate Affairs [3] Klaus Luotonen, Executive Vice President, Finance Rauno Mokka, Executive Vice President, Production Ami Rastas, Executive Vice President, Engineering Risto Siilos [4], General Counsel
Employee representatives	Representative: Terttu Santamäki, industrial employee Deputy representative: Jorma Väätämöinen, electrician

Chairman:
Mauno Paavola

Secretary:
Tellervo Taipale, Manager, Public Information

The Management Group convened 22 times.
3) until May 31, 2001
4) as of June 1, 2001

Auditors

Auditors	Pekka Nikula, Authorized Public Accountant PricewaterhouseCoopers Oy, Authorized Public Accountants Markku Leino, Authorized Public Accountant, principal responsibility
Deputies	Juha Wahlroos, Authorized Public Accountant Pekka Kaasalainen, Authorized Public Accountant

Organization

Organizational chart as of December 31, 2001

- **PRESIDENT and CEO** – Paavola
  - **CORPORATE ADVISERS** – Nikula, Toivola
  - **LEGAL AFFAIRS** – Siilos
  - **PRODUCTION** – Mokka
    - **Operation** – Mokka
    - **Reactor Supervision** – Mannola
    - **Environment and Logistics** – Sundell
    - **Corporate Security** – Valkonen
    - **Senior Specialists** – Unga
    - **Mechanical Maintenance** – Kanerva
    - **Electrical and Automation Maintenance** – Tanhua
    - **Production Support** – Hakola
    - **Modification Planning** – Iso-Tryykäri
  - **ENGINEERING** – Rastas
    - **Power Plant Engineering** – Kangas
    - **Senior Specialists** – Häll, Keskinen
    - **Mechanical Engineering** – Hakala
    - **Electrical Engineering** – Jakonen
    - **Automation Engineering** – Pulkkinen
    - **Civil Engineering** – Kukkola
    - **Senior Specialists** – Kätkä, Räikkönen, Saarenpää
    - **Research and Development** – Patrakka
    - **Competence Development** – Piirto
    - **Nuclear Safety** – Friberg
    - **Quality Assurance** – Luhta
    - **Quality Control** – Muttilainen
  - **FINANCE** – Luotonen
    - **Senior Specialists**
    - **Controller** – Bergström
    - **Accounting** – Lahti
    - **Treasury** – Hyvönen
    - **Data Administration** – Peltonen
  - **Fuel Procurement** – Mikkola
  - **Public Information** – Taipale
  - **Personnel Administration** – Vaimala

TVO in figures 1997-2001

	2001	2000	1999	1998	1997
Sales (GWh)					
OL1	7 155	7 035	7 103	6 796	6 364
OL2	6 980	7 020	7 083	6 619	6 067
Meri-Pori	956	1 357	913	664	1 890
Total	**15 091**	**15 412**	**15 099**	**14 079**	**14 321**
Capacity factors (%)					
OL1	97.6	95.7	96.9	95.4	94.0
OL2	95.1	95.5	96.6	93.7	94.3
TVO's share of the total electricity supply in Finland (%)	*18.5*	*19.5*	*19.3*	*18.4*	*19.5*
Income statement (EUR million)					
Turnover	219	229	228	257	277
Other sales	2	2	1	1	2
Fuel costs	56	57	53	54	63
Personnel costs	30	28	26	28	27
Depreciation	49	50	50	44	47
Contribution to the Finnish State Nuclear Waste Management Fund	10	9	15	-4	3
Other expenses	60	57	54	81	81
Profit from operations	16	30	31	55	58
Financed income and expenses	14	17	19	24	25
Profit before appropriations and taxes	2	13	12	31	33
Increase in depreciation difference	2	13	12	31	33
Profit/loss for the year	***0***	***0***	***0***	***0***	***0***

	2001	2000	1999	1998	1997
Balance sheet, assets (EUR million)					
Non-current assets	579	612	641	670	665
Long-term loan receivables	496	468	440	419	396
Inventories	180	182	177	184	187
Receivables and cash on hand and in banks	64	61	66	57	69
Total	**1 319**	**1 323**	**1 324**	**1 330**	**1 317**
Balance sheet, liabilities and shareholders´ equity (EUR million)					
Shareholders' equity	131	131	131	131	131
Cumulative depreciation difference	355	353	340	328	298
Liabilities					
Long term	179	241	296	324	347
Finnish State Nuclear Waste Management Fund	492	467	440	419	393
Short term	162	131	117	128	148
Total	**1 319**	**1 323**	**1 324**	**1 330**	**1 317**
Investments in fixed assets (EUR million)					
OL1 + OL2	16.1	20.6	19.7	49.4	49.1
Meri-Pori	0.1	0.1	0.3	0.3	0.4
Total	**16.2**	**20.7**	**20.0**	**49.7**	**49.5**
Long-term loans (EUR million)	270.8	308.8	349.4	387.0	421.0
Equity ratio %	58.8	56.6	53.4	50.5	46.4
Assets in the Finnish State Nuclear Waste Management Fund (EUR million)	693.2	656.2	623.3	587.1	558.0
Personnel (average)	479	480	482	483	483

Calculation formulas:

Long-term loans = long-term loans of the balance sheet + annual repayments – loan from the Finnish State Nuclear Waste Management Fund

$$\text{Equity ratio \%} = \frac{100 \times (\text{shareholders' equity} + \text{cumulative depreciation difference})}{(\text{balance sheet total} - \text{loan from the Finnish State Nuclear Waste Management Fund})}$$



President's review

Teollisuuden Voima Oy turned in good results for 2001. The production targets for nuclear power were met. Production was safe and environmentally sound, and production costs remained competitive. Olkiluoto 1 achieved the highest annual production in Olkiluoto's history, and recorded a record capacity factor, 97.6 per cent. The average capacity factor for both units was also good, at 96.3 per cent, the second-highest in Olkiluoto's history.

Production at the Meri-Pori coal-fired plant was hampered by technical problems at the main turbine plant. The capacity factor of TVO's share in the plant remained lower than last year.

The company finances are in good shape. Repayment of loans was made according to plan. A sum of EUR 693.2 million has now been accumulated in the Finnish State Nuclear Waste Management Fund, which means that the fund fully covers the costs of nuclear waste management.

During the year under review, there were positive developments in the nuclear power industry worldwide. In October, the meeting of the World Energy Council pronounced that the indisputable advantages of nuclear energy must be recognized and that nuclear energy will continue to play a decisive role in future energy production. Nuclear power was deemed to be compatible with the principles of sustainable development, since it is economical and does not generate greenhouse gas emissions. In addition to the approximately 30 nuclear power plants currently under construction worldwide, several countries are considering launching nuclear programmes.

The management of spent nuclear fuel has proved to be a politically tough issue. However, the solution developed specifically for Finnish conditions, placing the spent fuel deep in the bedrock isolated from the living environment, gained political acceptance last spring. The Finnish Parliament passed, by a large majority, the application of TVO's subsidiary Posiva Oy for a decision in principle regarding location of the final disposal repository in the stable bedrock of Olkiluoto, which is nearly two billion years old. The spent fuel of both the Olkiluoto and Loviisa nuclear power plants will be disposed of at Olkiluoto, where Posiva Oy will concentrate its future operations.

In November 2000, TVO submitted an application for a decision in principle on the construction of an additional unit either at the Loviisa or at the Olkiluoto nuclear power plant.

During the year under review, the Ministry of Trade and Industry organized the public hearings required by law and procured the requisite statements. The majority of the statements required by law take an affirmative stand on the project, and the prospective repository sites for spent fuel, Loviisa and Eurajoki, gave their consent to the project.

The Government pronounced in its affirmative decision in principle in January 2002 that the project is in the overall public interest. The Government decision is still subject to parliamentary approval in order to be enforceable. Parliament is expected to decide on the issue during spring 2002.

The reasons stated in the application submitted last year are still valid. Electricity consumption in Finland and in the other Nordic countries has increased more rapidly than projected. The cost of market electricity nearly doubled during the year under review and electricity imports remained at a high level. Electricity import from the Nordic countries decreased to a half compared to the year 2000 and electricity import from Russia increased by 70%. There are no significant projects in progress or even under consideration for constructing additional capacity in the Nordic countries, and thus the prospects for importing electricity from those neighbouring countries seem to be in decline. To enable the increasing demand to be met and the ageing and retiring coal-fired plant capacity to be replaced, investment decisions must be made without delay.

The international conventions on reducing greenhouse gas emissions resulting from energy production made headway during the year under review. The rules for implementing the Kyoto Protocol were finalized at the Marrakesh Climate Conference. The EU countries had to make considerable concessions to their competitors in order to reach a mutual accord. The reduction requirements set for Finland are among the most stringent in the EU countries. It is evident from the background material for the climate policy report approved by Parliament that construction of additional nuclear power capacity together with various forms of renewable energy production is clearly the most economical way to achieve these goals.

Care for the environment and the climate is an integral part of corporate social responsibility; discussion of this issue began to surface during the past year. Other key concerns are corporate finances and management of personnel. The Company continued to invest in these areas during the year under review. TVO has earlier been granted an ISO 14001 environmental management system certificate, and in 2001, the Company was registered in the Eco Management and Audit System Register, EMAS. TVO continued investing in personnel training and in developing organizational and operational systems.

The terrorist attacks of September 11 on the WTC towers in New York brought up the question of whether nuclear plants would be sound enough to sustain such an attack. External hazards are taken into account from the start when nuclear power plants are designed. Investigations indicate that the Olkiluoto plant units are well protected against such an attack. It is not believed that there would be any significant environmental impact should such an attack occur. For the new plant units, the impact of incidents of this kind will be checked and naturally taken into account in the design.

No change is expected in the Company's power generation activities during the current year. The supply of nuclear fuel has been secured for the foreseeable future and no significant pressure is anticipated on production costs. Special attention will be paid to maintaining and further developing the Company's know-how. Nuclear expertise will continue to be made available to external parties via TVO's subsidiary TVO Nuclear Services Oy.

I should like to thank all our staff and all parties who contributed to the operation of the company for their valued cooperation and partnership during the year.

Mauno Paavola

Company operations

Nuclear power generally

At the beginning of 2001, there were 438 operational nuclear reactors in 32 different countries around the world, and 31 reactors were under construction, most of them in Asia. The United States has the largest number of nuclear reactors, i.e. 104.

Two landmarks in the global history of nuclear power were reached during 2001. In August, the world's nuclear reactors reached a total service time of 10,000 years, and in December 50 years had passed since electricity was first generated by nuclear power.

During 2000, 16 per cent of the total electricity consumed in the world was generated by nuclear power, and there was no significant change in this during 2001. In the EU countries as a whole, 35 per cent of the electricity generated was produced by nuclear power. During the past 10 years, Asia has seen the biggest growth in the amount of electricity produced by nuclear power, but growth has also been high in the United States and the EU. The growth in nuclear power during this period has been greater than that in other conventional energy sources.

In Finland, 22.3 TWh of electricity was produced by nuclear power in 2001, of which Olkiluoto accounted for 14.2 TWh and Loviisa for 7.7 TWh. The capacity factors were high at both plants. Both Olkiluoto 1 and Loviisa 1 recorded the highest capacity factor in their history.

The year 2001 is regarded as marking the onset of the 'renaissance of nuclear power' world-wide. California's energy crisis and the reduction in production costs of nuclear power have increased the popularity of nuclear power in the United States. The licences of existing reactors have been extended, power outputs have been upgraded, and the issue of constructing new nuclear power plants is already being floated. After the terrorist attacks on the United States in September, the popularity of nuclear power increased and reached an all-time high. In Britain, too, discussion was initiated on replacing older reactors with new ones.

The EU has also noted the significant role of nuclear energy in securing energy supply and in combating climate change. In June, the European Commission published the results of its extensive ExternE research programme, dealing with the external costs of the different methods of electricity production. The research indicated that nuclear power fares well in the comparison of external costs with other methods of

Nuclear share in electricity production in EU in 2000
Source: IAEA


%
80
70
60
50
40
30
20
10
0
France
Belgium
Sweden
Finland
Germany
Spain
UK
Netherlands

Electricity generated by nuclear power in 1990 and 2000
Source: IAEA


TWh
1990
2000
900
800
700
600
500
400
300
200
100
0
EU
USA
Asia
Annual total production of 25 nuclear power plant units of 1000 MW

Number of nuclear power reactors worldwide in early 2001
Source: IAEA


104
59
53
35
29
19
16
14
14
13
11
9
7
6
6
6
5
5
4
4
3
2
2
2
2
2
2
1
1
1
1
USA
France
Japan
UK
Russia
Germany
South Korea
Canada
India
Ukraine
Sweden
Spain
Belgium
Bulgaria
Slovakia
Taiwan
Switzerland
Czech Republic
Finland
Hungary
China
Argentina
Brazil
Lithuania
Mexico
Pakistan
South Africa
Armenia
Netherlands
Romania
Slovenia

Number of reactors worldwide in early 2001
Source: IAEA


EU 145 reactors
Asia 94 reactors
USA and Canada
118 reactors

☐ **Nuclear Power in use** 438 reactors in use i.e. 351, 327 MW.
31 reactors under construction i.e. 27, 756 MW.

Greenhouse gas emissions of different energy forms during the whole lifecycle
Source: VTT


CO_2kg/kWh
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0
Coal
Natural gas
Oil
Hydro
Fotovoltaics
Wood
Wind
Nuclear

Growth of primary energy sources in the world
Source : BPAmoco


% Growth rate compared to year 1990
140
130
120
110
100
90
Nuclear
Gas
Oil
Coal
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

producing electricity. External costs refer to the costs of the harmful effects on the environment and on society at large as a result of the production method.

In November, the European Parliament approved EU's Green Book, which – among other things – encouraged Member States to move towards CO_2 emission-free methods of producing electricity, including nuclear power, by removing legal and economic obstacles to such methods. The final communiqué of the 18th Congress of the World Energy Council in October stated that all methods of energy production, including nuclear power, will be needed in the future, too.

Nuclear power

Production and annual outages

The Olkiluoto power plant produced 14,152 GWh of electricity in 2001. This accounts for approximately 17 per cent of the electricity consumed in Finland. When TVO's share in the production of the Meri-Pori coal-fired plant is taken into account, TVO's total output was 15.1 TWh (billion kilowatt hours).

Olkiluoto 1 was run virtually without interruption, and the unit reached a capacity factor of 97.6 per cent. There was an interruption in the running of Olkiluoto 2 in March, due to a fault in the level measurement of the preheating line. Otherwise the unit operated faultlessly and reached a capacity factor of 95.1 per cent.

The total capacity factor of the plant units was 96.3 per cent.

The annual outages for 2000 consisted of both maintenance and refuelling outages in preparation for changing over to a new annual maintenance routine. In 2001, Olkiluoto 1 was scheduled for a brief refuelling outage that lasted for less than eight days, and Olkiluoto 2 had a maintenance outage that lasted for about 15 days.

The total amount of work for the annual outages was 126 person-years. The number of contractor employees was 900. The total costs of the annual outages were EUR 13 million. Inspections made in connection with annual maintenance showed that the plant units are in good condition.

Nuclear fuel

The contracts, with options, for fuel production concluded in 2001 will cover the Company's needs for the period from 2002 to 2005. Enrichment services for the period from 2003 to 2005 have been agreed on, and letters of intent have been signed for continuing the deliveries of raw uranium, the longest being until 2010. The fuel itself is of EU origin, whereas the raw uranium is purchased from elsewhere, mainly from Canada and Australia.

During the year under review, the amount of nuclear fuel procured was worth EUR 33.0 million (EUR 40.7 million in 2000). Burnup costs amounted to EUR 42.8 million (EUR 40.9 million in 2000).

The value of stocks of nuclear fuel and uranium at the end of the year was EUR 152.8 million (EUR 162.7 million at the end of 2000), of which the value of fuel in the reactors was EUR 72.6 million (EUR 71.6 million in 2000).

Olkiluoto output in 2000 and 2001

	OL1		OL2		Total	
	2001	2000	2001	2000	2001	2000
Production, GWh	7 164	7 043	6 988	7 028	14 152	14 071
Capacity factor, %	97.6	95.7	95.1	95.5	96.3	95.6
Annual outage, days	8	14	15	14	23	28

Average price of natural uranium deliveries to EU
Source: The Nuclear review



€/kgU
120
100
80
60
40
20
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000



Construction of additional nuclear power capacity

On November 15, 2000, TVO submitted an application to the Finnish Government requesting a decision in principle on the construction of a new nuclear power plant unit at either the Hästholmen power plant site in Loviisa or the Olkiluoto power plant site in Eurajoki. The application was preceded by a programme of preliminary studies that lasted for several years. This included an environmental impact assessment procedure at both plant sites and feasibility studies for different plant options.

The conclusions of the preliminary studies were:
- both Hästholmen and Olkiluoto are suitable locations for an additional unit
- there are several boiling water and pressurized water plant options on the market that are suitable for Finland
- the costs of energy production at the additional unit will be competitive with other alternatives.

The decision in principle is the first phase in the licensing process for a nuclear power plant project. The next two steps in accordance with the Nuclear Energy Act will be the construction licence and the operating licence. In the decision in principle, the Government determined that the construction of a new nuclear plant is in the overall public interest. An affirmative decision in principle is brought before Parliament for approval.

TVO's application is for a power plant unit with a power output of 1,000 – 1, 600 MW, equipped with a pressurized water or boiling water reactor. The plant site will be either Hästholmen or Olkiluoto. The application also covers the facilities needed for storage of fresh fuel, interim storage of spent fuel, and handling, storing and final disposal of low and intermediate-level operating waste.

The application describes six plant options. Their suitability was investigated in collaboration with the plant suppliers during the preliminary studies. The plant options represent the latest technology in terms of safety and economic competitiveness.

The application is accompanied by a separate application from the TVO subsidiary Posiva Oy for a decision in principle regarding the final disposal of the spent nuclear fuel and other nuclear waste accrued in the operation of the new nuclear power plant unit by the methods currently in use.

As presented in the application, the new plant unit
- will contribute to meeting the additional demand for electricity and replace aging power plant capacity,
- assists, in combination with renewable energy sources, in meeting the obligations of the Kyoto Protocol,
- ensures stable and predictable electricity prices,
- diminishes dependence on imported electricity.

These points were still valid in 2001, and developments following the submission of the application have lent even more support to them.

When future methods of electricity production are chosen, their impact on greenhouse gas emissions will be a key factor. The emission reduction targets based on the Kyoto Protocol are only a start. If humankind is to seriously curb climate change, considerably stricter emission reductions will be required. Nuclear energy produces no greenhouse gas emissions.

A stable and predictable price for electricity is of utmost importance to Finland on account of the structure of Finnish industry, the cold climate, and long distances.

The costs of nuclear power will remain stable because the cost structure means that changes in fuel costs have only a negligible effect on total costs. The situation is quite different with fossil fuels.

Finland is already highly dependent on imported energy: 72 per cent of its total energy is imported. More than half of these imports are from one country, Russia. In 2001, imports accounted for slightly more than 12 per cent of electricity purchased. Net import from Russia was almost 80%. In the current year, Norway has already turned from an electricity exporter into an electricity importer, owing to its hydropower situation. There is uncertainty over whether imports from the Nordic countries will continue at the present volume in the long run. Any increase in imports cannot be sustained and thus the security of Finland's energy supply would be in jeopardy.

The Ministry of Trade and Industry, which is responsible for the handling of the application for a decision in principle, obtained statements from some 40 different organizations in the spring of 2001. A clear majority of these, including the Municipality of Eurajoki and the City of Loviisa (the prospective plant location sites), have given their consent to the project. The Radiation and Nuclear Safety Authority STUK and the relevant ministries have also given affirmative statements.

An appeal against the consent by the Municipality of Eurajoki was made to the Administrative Court and further to the Supreme Administrative Court, which rejected the appeal in December; the application was then the subject of Government debate in January 2002.

The affirmative decision in principle made by the Government on January 17, 2002 will be brought before Parliament for approval immediately at the beginning of the spring session of 2002. If Parliament approves the decision in principle, TVO can proceed with the project. If construction work on the plant unit were to commence by the middle of this decade, the new plant unit could be commissioned before 2010.

Safety

The Olkiluoto power plant operated safely throughout the year. No incidents significantly affecting nuclear safety took place. Among the events that did take place during the year, the gears damage in the AUMA actuating unit was rated level 1 (the lowest) on the seven-step international INES scale. There were no events rated higher on the scale. A special report on three events was prepared for the Radiation and Nuclear Safety Authority STUK.

There were relatively few operational disturbances during the year. Only one of these, the reactor scram at the OL2 plant unit, caused an interruption in production.

Cooperation with other nuclear power companies and organizations with the aim of benefiting from each other's experience was continued. One incident was reported to the World Association of Nuclear Operators (WANO).

The Olkiluoto radiation dose per person was an average of 1.24 mSv. The average annual dose exposure due to radiation in Finland is approximately 3.7 mSv, which mainly originates from natural sources.

The collective radiation dose received by employees in 2001 was 1.18 mansieverts (manSv), which is approximately 30 per cent less than in 2000. This is very low by international comparison. The annual maintenance outages accounted for 84 per cent of this dose.

The occupational safety target for 2001 was an accident rate of zero. However, the number of accidents recorded that resulted in at least one-day absence from work was nine, five of them on the way to or from work.

Additional power demand and increase in production by 2015

The figure illustrates electricity production in Finland in 2015 compared to the present day. The left-hand column shows the composition of the additional power demand, and the right-hand column indicates one way of meeting that additional demand. The figures on the potential electricity saving and on energy volumes produced from renewable energy sources are based on studies published by the Ministry of Trade and Industry. These means of power generation will only meet part of the additional demand for electricity in Finland. A new nuclear power plant unit would therefore fit this scenario very well.



TWh
30
25
20
15
10
5
0
Consumption increase
Import decrease
Aging of old capacity (min)
Gas
Nuclear
Hydro (max)
Wind (max)
Increased saving (max)
Bio fuels (max)
Demand
Increase

Costs of producing electric energy with different baseload options

A study of the baseload options in Finland conducted by the Lappeenranta University of Technology indicates that the production costs of nuclear power are lower than those of production methods based on coal, natural gas and peat. The study assumed the construction of a new nuclear power plant at one of the existing plant sites. Making full use of the existing infrastructure, existing operations and the nuclear waste management programmes will reduce the costs of the new plant unit.

Source: LUT



cent/kWh
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Nuclear power
Coal
Natural gas
Peat
Other variable costs
Fuel costs
Other fixed costs
Capital costs

External costs of different electricity production methods

It is evident that in the future, more attention will be paid to external costs, too. External costs refer to the costs of the harmful effects on the environment and society at large as a result of the production method, which are not included in the electricity price. A study by the European Commission shows that nuclear power fares very well in a comparison of external costs.

Source : ExternE, European Commission



cent/kWh
12
10
8
6
4
2
0
Coal
Oil
Peat
Gas
Biomass
Hydro
Solar
Nuclear
Wind

Annual collective doses at the Olkiluoto nuclear power plant in 1997-2001


manSv
2,5
2,0
1,5
1,0
0,5
0
1997
1998
1999
2000
2001

Radioactive emissions into the sea from the Olkiluoto NPP (excl. tritium)


% of permitted emission limit
6,00
5,00
4,00
3,00
2,00
1,00
0,00
1996
1997
1998
1999
2000
2001

Meaning of nuclear power in reducing CO_2-emissions
Source: Finergy


Mt/a CO2
40
35
30
25
20
15
10
5
0
Estimated emissions without nuclear power
Actual CO2 emission of electricity production
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000

The environment and nuclear waste management

2001 was a successful year for the environment. TVO's environmental management system was registered in the EMAS register of the Finnish Environment Institute during the year. The environmental management system had already been awarded ISO 14001 certification in 1999.

Operations in 2001 were in conformance with the Company's environmental policy and the environmental permits granted. The improvements projected for 2001 were achieved, and there were no significant environmental non-conformities.

The most significant environmental investments in 2001 were the construction of the coagulation and aeration basins for the seepage waters of the Olkiluoto landfill and the modernization of the evaporator used for treating radioactive wastewaters at Olkiluoto 1.

The environmental effects of TVO's operations were small. The sewage treatment plant operated faultlessly, radioactive atmospheric emissions from Olkiluoto were extremely low, and radioactive discharges into the water were further reduced, to 0.29 per cent of the statutory maximum limit. The annual radioactive emissions dose received by residents of the surrounding area was only 0.17 microsieverts.

More detailed information on environmental matters can be found in the Environmental Report 2001, which is a separate publication in compliance with the EMAS requirements. The report also gives a more thorough treatment of TVO's public responsibility.

By the end of the year, low and intermediate-level operating waste amounted to 4,111 m^3, of which 169 m^3 was accumulated during 2001.

The amount of spent uranium fuel accumulated by the end of the year was 897 tonnes, of which 44 tonnes was accumulated during 2001.

Posiva Oy, which is jointly owned by TVO and Fortum Power and Heat Oy, continued its research and development work concerning the final disposal of spent fuel.

In May, Parliament ratified the decision in principle on the construction of a final disposal facility for spent fuel at Olkiluoto in Eurajoki. In accordance with this decision, TVO's subsidiary Posiva Oy will concentrate its operations in Olkiluoto.

Public relations

The Company's public relations policy is based on transparent communication and open access to information on TVO and the Olkiluoto nuclear power plant. Diligence in regard to the Company's public and

Service years of personnel in TVO
Average 17 years


Persons
70
60
50
40
30
20
10
0
0 1 2 3 4 5 6 7 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Service years

TVO personnel educational structure


Higher vocational level 29 %
Intermediate education 23 %
Bachelor degree 20 %
Higher basic education 5 %
Master degree 12 %
Lower basic education 9 %
Research training 2 %

environmental responsibilities is an integral part of TVO's operations.

A considerable amount of printed material was published during the year. There was a record number of visitors to the Company website and more than 16,500 people visited the Olkiluoto nuclear power plant during the year. As before, the Company took part in a number of energy fairs and in events arranged at Olkiluoto and in the neighbouring municipalities.

Cooperation with representatives of the nearby municipalities continued. A committee comprising representatives of the neighbouring municipalities of Olkiluoto and representatives of TVO met regularly, as did the working group of Eurajoki and TVO representatives.

The various educational institutions in Eurajoki and in the Rauma region are also among the Company's stakeholders. The co-operation project with a class at the Eurajoki upper stage comprehensive school was continued for the third year running.

Alongside the current operations at Olkiluoto, the plans for a prospective new plant unit aroused increasing interest among stakeholders and the general public. The plans were brought to public notice and informative material was distributed.

Personnel and know-how

The Company had an average of 479 permanent employees during 2001 (average 480 in 2000) and the Group employed 511 (an average of 500 in 2000). At the end of the year, the Company had 481 permanent employees.

The collective agreements for the different employee groups remained in effect during the entire year. Common pay arrangements for energy-sector industrial employees and technical employees were introduced as of October 1, 2001.

Existing measures to maintain the working capacity and efficiency of the personnel were continued and further improvements sought. These measures concern the occupational health service, employment conditions, ergonomics, occupational safety, and sports and leisure-time pursuits.

The TVO 2002 development programme was concluded during the year. It comprised projects related to operational quality, management, financial control and personnel skills, the results of which are now available for the Company to draw on. Skill surveys for the entire TVO personnel were continued. New technical training facilities were completed during the year. In addition to practical training for service and maintenance personnel, the new computer room offers facilities for giving instruction on state-of-the-art equipment.

Coal-fired power

The Company contributed approximately 45 per cent of the financing required to build the Meri-Pori coal-fired power plant and receives an equivalent amount of the electricity generated. Fortum Power and Heat Oy owns the plant and is responsible for operating it. TVO procures its own share of the coal needed.

TVO's share of the electricity generated at the Meri-Pori coal-fired plant was 955.8 GWh (1,357.3 GWh in 2000). This required 337,597 tonnes of coal (484,687 tonnes in 2000). Vibration problems in the turbine shaft hampered the operation of the plant during the summer.

Coal stocks on December 31, 2001 were 499,996 tonnes (414,101 tonnes in 2000).

Subsidiaries

Posiva Oy

Posiva Oy, owned jointly by TVO and Fortum Power and Heat Oy, is responsible for research on the final disposal of spent nuclear fuel and for carrying out the final disposal.

In December 2000, the Government made an affirmative decision in principle on the construction of a final disposal repository at Olkiluoto in Eurajoki. Parliament began its deliberations on the decision in principle in February. After a preliminary debate the decision in principle was passed on to the Economic Committee and to the Environmental Committee reporting to it. In their statements, the Committees preparing the parliamentary decision unanimously recommended ratification of the decision in principle. Parliament ratified the decision in principle in May by 159 votes to 3.

The decision in principle enables Posiva Oy to concentrate on producing the data needed for constructing the necessary underground research facilities. A description of the present status of Olkiluoto and an assessment of the impact of the construction project on this basic status are currently being compiled. Determining the location of the ground level access shaft is also a current issue.

TVO Nuclear Services Oy

TVO Nuclear Services Oy (TVONS) is a marketing company, whose purpose is to support TVO's business by selling the Company's expertise and the services offered by Olkiluoto.

2001 was the third full year of operations for TVONS. The post of TVONS Managing Director was made permanent, and two persons were transferred from TVO to assist in marketing and economic affairs.

The emphasis in staff training was again in improving marketing skills and enhancing marketing communications.

The most important assignment during the year was on-site assistance for the EU's Tacis programme at the Kola nuclear power plant in Russia. This began in June 2000 and continues until the end of March 2002; a new extension agreement is being prepared.

Other significant assignments include participation in monitoring turbine and generator deliveries to Finnish wood-processing companies and participation in testing and commissioning of the new electrical systems at a Swedish nuclear power plant.





Teollisuuden Voima Oy

Financial Statements 2001

Report of the Board of Directors

Operating environment

On average, electricity prices on the open electricity market in the year under review were twice the level of the previous two years. This boosted the combined production of heat and power in Finland as well as the generation of other forms of condensing power. Electricity imports were still high, amounting to more than 12 per cent of total consumption.

Electricity consumption in Finland in 2001 was 81.6 TWh, a rise of 3.1 per cent on the previous year.

Nuclear power production increased by 1.4 per cent, i.e. by about 0.3 TWh, and accounted for 26.8 per cent of total electricity consumption (27.2 per cent in 2000).

According to an opinion poll conducted for the Finnish Energy Industries Federation Finergy, the acceptability of nuclear power in Finland has remained unchanged. The public image of TVO was also surveyed and more than two thirds of the respondents had a favourable image of TVO.

Electricity consumption in 2001	GWh	Share %	Change % 2000/2001
Industry and construction	43 210	53.0	-1.2
Household and agriculture	20 674	25.3	9.0
Service and public consumption	14 720	18.0	6.5
Transmission and distribution losses	3 000	3.7	3.4
Total	**81 604**	**100.0**	**3.1**

Supply of electricity in 2001	GWh	Share %	Change % 2000/2001
Cogeneration	25 874	31.7	5.8
Nuclear power	21 879	26.8	1.4
Hydro power	13 287	16.3	-8.1
Condensing etc.	10 534	12.9	56.9
Wind power	71	0.1	-7.8
Production	**71 645**	**87.8**	**6.5**
Net import	9 959	12.2	-16.2
Total consumption	**81 604**	**100.0**	**3.1**

Highlights

Total production at the Olkiluoto nuclear power plant exceeded 250 TWh in October. This capacity level would suffice to meet the total electricity demand in Finland for more than three years at the present level of consumption.

In May 2001, Parliament ratified the Government's decision in principle concerning the construction of a final disposal repository for spent nuclear fuel at Olkiluoto in Eurajoki.

In November 2000, TVO submitted to the Government an application for a decision in principle concerning construction of a new nuclear power plant unit at either Hästholmen in Loviisa or Olkiluoto in Eurajoki.

The Ministry of Trade and Industry obtained all statements it had requested on the application in early 2001, and the prospective site municipalities of Loviisa and Eurajoki gave their consent to the project by their decisions of March 2001.

In January 2002, the Government made an affirmative decision in principle on the construction of a new nuclear power plant unit at either Hästholmen or Olkiluoto, as set forth in the application. The decision in principle will be brought before Parliament immediately at the start of the spring session of 2002.

During the year, TVO was registered in the Eco Management and Audit Scheme (the EMAS system). The Company had previously been granted an ISO 14001 environmental certificate.

Group structure

There were no changes in the group structure during the year.

Total electricity consumption in 2001 in Finland
Total 81.6 TWh



Losses 4 %
Public 6 %
Service 12 %
Agriculture 3 %
Household 22 %
Industry 53 %

Total supply of electricity in 2001 in Finland
Total 81.6 TWh, fuels estimated



Net import 12.2 %
Oil 1.9 %
Coal 14.1 %
Natural gas 10.3 %
Nuclear power 26.8 %
Hydro 16.3 %
Wind power 0.1 %
Peat 6.9 %
Other domestic 11.4 %

Administrative bodies

On May 4, 2001, the Annual General Meeting elected 10 members and their deputies to the Supervisory Board for a one-year term. The new deputy members are Hannu Karppinen, Jukka Liimatainen, Stefan Storholm and Arvo Vuorenmaa. The following members completed their terms or resigned: Maija-Liisa Friman, Esko Mäkeläinen, Erik Mälkki, Kalervo Nurmimäki, Vesa Pirtilä and Mikko Sivonen.

The Supervisory Board elected from among its members Eero Aittola as chairman and Heikki Sara as deputy chairman. The Supervisory Board met twice.

The organization meeting of the Supervisory Board on May 4, 2001 decided to elect eight members to the Board of Directors for a one-year term. Petri Heinonen and Seppo Ruohonen were elected to the Board of Directors for the first time. Rauno Hakkila and Ilkka Pirvola resigned. At its organization meeting on May 22, 2001, the Board of Directors elected Timo Rajala as chairman, Jussi Helske as deputy chairman, and members to the Operations Committee, the Finance Committee and the Economics Committee assisting the President and CEO. The Board of Directors met nine times.

The President and CEO is Mauno Paavola.

Pekka Nikula, Authorized Public Accountant, and PricewaterhouseCoopers Oy, Authorized Public Accountants, will continue to serve as Company auditors. Markku Leino, Authorized Public Accountant, has principal responsibility.

Results

The Company's turnover for the year amounted to EUR 219 million. The amount of electricity sold amounted to 14,135 GWh for Olkiluoto and 956 GWh for Meri-Pori, bringing the combined total to 15,091 GWh. In 2000, turnover amounted to EUR 229 million and the amount of electricity sold was 15,412 GWh. The drop in the amount of electricity sold was due to decreased production at the Meri-Pori coal-fired power plant. Expenses amounted to EUR 155.5 million, an increase of EUR 4.4 million on the previous year. Operating expenses rose mainly as a result of increased spending on research, despite the reduction in expenses due to decreased consumption of coal and decreased annual maintenance outage costs.

Net financial costs totalled EUR 14.1 million, which was EUR 3.3 million less than in 2000. This was due to the smaller number of loans and lower interest rates.

The Ministry of Trade and Industry confirmed the Company's end-of-year liability for nuclear waste management at EUR 693.2 million, and the Company's target reserve in the Finnish State Nuclear Waste Management Fund was set at the same amount. The liability at the end of the previous year was EUR 663.0 million and the target reserve EUR 656.2 million. The increase in the target reserve of EUR 37.0 million was covered by the nuclear waste management charges (EUR 9.7 million) and the return on the Company's assets in the Finnish State Nuclear Waste Management Fund.

Financing

The Company's financing remained stable throughout the year under review.

Long-term, interest-bearing loans, excluding loans to shareholders from the Finnish State Nuclear Waste Management Fund, totalled EUR 270.8 million at the end of the year. A year earlier, the amount was EUR 308.8 million. Short-term financing amounting to EUR 13.2 million was also in use at the end of 2001 (EUR 3.3 million in 2000). New long-term loans were drawn down in the amount of EUR 30 million during the year, and the value in euros of the stand-by credit of USD 80 million now in use rose by EUR 4.5 million. Repayments of long-term loans totalling EUR 72.5 million were made.

At the end of the year, the Company had stand-by credit of USD 70 million undrawn. The stand-by credit will mature in 2002. The Company also has a domestic

Turnover


M€
300
250
200
150
100
50
0
1997
1998
1999
2000
2001

Company assets


M€
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
Non-current assets
Long-term loans receivables
Inventories
Cash in hand and at banks

Company liabilities


M€
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
Shareholders' equity
Accrued depreciation difference
Long-term liabilities
Finnish State Nuclear Waste Management Fund
Short-term liabilities

Long-term loans


M€
500
400
300
200
100
0
1997
1998
1999
2000
2001

Equity ratio


%
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

Assets is the Finnish State Nuclear Waste Management Fund


M€
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

Investments


M€
50
40
30
20
10
0
1997
1998
1999
2000
2001

The credit ratings of the company

	Long-term	Short-term
Standard & Poor's	BBB+	A-2
Moody's	A3	P2
Japan Credit Rating Agency	AA	

commercial paper programme with a limit of EUR 83 million.

The equity ratio rose during the year to 58.8 per cent compared with 56.6 per cent a year earlier.

Electricity production

Production at the Olkiluoto nuclear power plant totalled 14,152 GWh, which is nearly 20 per cent of the electricity produced in Finland. When TVO's share of the electricity generated at the Meri-Pori coal-fired power plant is added, the Company's total production was 15.1 TWh (billion kilowatt hours), which is about 21 per cent of the electricity produced in Finland.

The operation of Olkiluoto 1 was virtually disturbance-free, and the unit reached a capacity factor of 97.6. The operation of Olkiluoto 2 experienced one interruption in March; this was due to a fault in the level measurement of the preheating line. Otherwise the unit operated faultlessly. The capacity factor was 95.1 per cent.

The combined capacity factor of the plant units was 96.3 per cent. The capacity factors for 2001 were among the highest in the world.

Annual outages during the review year lasted a total of 23 days (28 days in 2000). The total amount of work done was 126 person-years (149 in 2000).

TVO's share of the electricity generated at the Meri-Pori coal-fired power plant was 956 GWh, which is 401 GWh less than in 2000.

Investments

The Company's investments amounted to EUR 16.2 million, of which Olkiluoto accounted for EUR 16.1 million and Meri-Pori EUR 0.1 million. The investments were mainly in plant alterations and improvements made in connection with the annual outages.

Research and development

Research and development expenses totalled EUR 11.1 million, most of it in the field of nuclear waste management. Research and development to assist in maintaining readiness to begin construction of additional nuclear power capacity, to enhance reactor safety, and to promote technical improvements at the plant units was also significant. The National Technology Agency Tekes has allocated funding for many of the research and development projects.

Research on the final disposal of spent nuclear fuel is now largely carried out by the subsidiary Posiva Oy.

Construction of additional nuclear power capacity

On November 15, 2000, the Company submitted an application to the Finnish Government requesting a decision in principle in which the construction of a new nuclear power plant unit at the Loviisa power plant site owned by Fortum Power and Heat Oy or at the Olkiluoto power plant site owned by the Company would be deemed to be in the overall public interest. The net power output of a plant unit equipped with a light water reactor would be in the neighbourhood of 1,000 to 1,600 MW.

The application for a decision in principle states that

construction of additional nuclear power as part of the additional power generation capacity needed by the Company's shareholders and by Finland at large is in the overall public interest. This is justified on the grounds of Finland's climate and environmental targets, the need to secure electricity supplies, independence from imports, and the stable, competitive price of electricity produced by nuclear power. It is proposed that the fuel and nuclear waste management of the new unit would be handled in a similar manner to the arrangements covering the units already in operation.

The Ministry of Trade and Industry requested some 40 statements on the application. The public hearings regarding the application were held on February 12, 2001 in Loviisa and on February 14, 2001 in Eurajoki.

The councils of the site municipalities Loviisa and Eurajoki gave their consent to the project in March 2001. An appeal was made against the statement of Eurajoki council. The final decision rejecting the appeal was made on December 21, 2001.

The Government resolved the application on January 17, 2002, deeming in its decision in principle that the construction of a new nuclear power plant unit and construction or extension of the facilities needed for its operation at either the Loviisa or the Olkiluoto plant site, as set forth in the application's description of the plant's main operating principles and solutions for ensuring safety, is in the overall public interest.

The Government further stated as a reason for its decision in principle that the running of the existing nuclear power plants has been safe and their operation reliable, and that the applicant possesses the necessary prerequisites for constructing a nuclear power plant unit in accordance with the application.

The Government also made a separate decision in principle on the final disposal of the spent nuclear fuel and other nuclear waste produced in the operation of the new nuclear power plant by existing methods.

Each of these decisions in principle by the Government will be brought before Parliament immediately in the spring session of 2002.

Outlook for the near future

The current financial year is not expected to differ significantly from the previous one as far as power generation is concerned. The outlook for power generation at the Olkiluoto nuclear power plant remains good. The availability of nuclear fuel has been secured for the foreseeable future. The production outlook for the Meri-Pori coal-fired plant is also good.

No significant pressure on the costs of nuclear power production is anticipated. Capital costs are expected to decline as loans decrease.

The Company anticipates Parliament's ratification of the Government's affirmative decision in principle on the construction of a new nuclear power plant unit alongside the existing plant unit at either Loviisa or Olkiluoto. The Company will maintain its readiness to embark on implementing the prospective project at short notice.

The subsidiary Posiva Oy will concentrate its operations in Eurajoki and start investigation and implementation work on the underground research facilities.

Implementation of the results of the TVO 2002 programme will continue. These concern further development of the Company's operations, managerial methods and personnel skills.

Financial Statements of Teollisuuden Voima Oy and TVO Group for 2001

Income Statement (1 000 €)

	Group		Parent Company	
	1.1.-31.12.2001	1.1.-31.12.2000	1.1.-31.12.2001	1.1.-31.12.2000
Turnover	*224 750*	*233 368*	*218 777*	*229 016*
Other sales	963	1 040	1 870	1 561
Materials and services	-61 533	-62 336	-61 524	-62 336
Personnel expenses	-31 755	-29 875	-29 659	-28 369
Depreciation and write-downs	-48 896	-49 667	-48 806	-49 527
Other expenses	-67 148	-62 491	-64 266	-60 349
Profit from operations	*16 381*	*30 039*	*16 392*	*29 996*
Financial income and expenses	-14 060	-17 316	-14 145	-17 398
Profit before extraordinary items	*2 321*	*12 723*	*2 247*	*12 598*
Extraordinary items	0	0	55	107
Profit before appropriations and taxes	*2 321*	*12 723*	*2 302*	*12 705*
Appropriations	-1 860	-12 584	-1 860	-12 584
Income taxes	-461	-139	-442	-121
Profit/loss for the financial year	*0*	*0*	*0*	*0*

Balance Sheet (1 000 €)

	Group		Parent Company	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
Assets				
Non-current assets				
Intangible assets	30 472	37 606	30 325	37 425
Tangible assets	544 968	570 265	544 705	569 982
Investments				
Holdings in Group companies	999	1 194	2 244	2 438
Other investments	501 032	470 015	497 852	469 998
	1 077 471	*1 079 080*	*1 075 126*	*1 079 843*
Current assets				
Inventories	179 929	182 361	179 929	182 361
Long-term receivables	1 561	1 886	1 620	1 950
Short-term receivables	62 357	58 675	61 842	58 650
Cash in hand and at banks	3 984	4 325	720	363
	247 831	*247 247*	*244 111*	*243 324*
	1 325 302	***1 326 327***	***1 319 237***	***1 323 167***
Equity and Liabilities				
Equity				
Share capital	121 000	121 000	121 000	121 000
Statutory reserve	10 376	10 376	10 376	10 376
Profit/loss brought forward	0	0	0	0
Profit/loss for the financial year	0	0	0	0
	131 376	*131 376*	*131 376*	*131 376*
Minority Interest	*673*	*673*		
Appropriations	*354 869*	*353 009*	*354 869*	*353 009*
Liabilities				
Long-term liabilities	672 972	708 126	670 820	708 126
Current liabilities	165 412	133 143	162 172	130 656
	838 384	*841 269*	*832 992*	*838 782*
	1 325 302	***1 326 327***	***1 319 237***	***1 323 167***

Funds Statement (1 000 €)

		Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Operations					
Profit from operations		16 381	29 882	16 392	29 996
Adjustments to profit from operations	1)	48 919	49 764	48 829	49 467
Change in working capital	2)	-3 242	-5 289	-3 499	-6 118
Interest paid		-51 909	-46 625	-51 878	-46 624
Dividends received		1 802	470	1 802	470
Interest received		36 046	28 839	35 931	28 756
Group contribution received		0	0	55	107
Taxes paid		-461	-139	-442	-121
Cash flow from operations		*47 536*	*56 902*	*47 190*	*55 933*
Investments					
Acquisition of shares		-10	-33	-10	-236
Other acquisition of fixed assets		-17 350	-20 951	-17 315	-20 495
Divestment of shares		374	118	374	99
Divestment of other fixed assets		741	18	741	18
Loans granted		-31 063	-27 688	-27 901	-27 688
Cash flow from investments		*-47 308*	*-48 536*	*-44 111*	*-48 302*
Financing					
Withdrawals of long-term loans		61 332	40 628	59 179	40 628
Repayment of long-term loans		-72 530	-54 006	-72 530	-54 006
Increase (+) or decrease (-) in interest-bearing receivables		708	830	708	830
Increase (+) or decrease (-) in short-term interest-bearing liabilities		9 921	3 288	9 921	3 288
Cash flow from financing		*-569*	*-9 260*	*-2 722*	*-9 260*
Change in financial assets		*-341*	*-894*	*357*	*-1 629*
Liquid assets January 1		4 325	5 219	363	1 992
Liquid assets December 31		***3 984***	***4 325***	***720***	***363***

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
1) Adjustments to profit from operations				
Depreciation and write-downs	48 896	49 824	48 806	49 527
Gain (+)/loss (-) from divestment of non-current assets	23	-60	23	-60
	48 919	*49 764*	*48 829*	*49 467*
2) Change in working capital				
Increase (+) or decrease (-) in inventories	2 431	-4 954	2 431	-4 954
Increase (+) or decrease (-) in interest-bearing receivables	-4 065	2 654	-3 570	2 328
Increase (+) or decrease (-) in short-term interest free liabilities	-1 608	-2 989	-2 360	-3 492
	-3 242	*-5 289*	*-3 499*	*-6 118*

Accounting principles

1. Valuation principles

Non-current assets and their depreciation

Fixed assets, which include interest during construction, were capitalized at direct acquisition cost less planned depreciation. The Parent Company's planned depreciation is calculated on a straight-line basis according to estimated economic life time and the subsidiaries maximum depreciation under the Industrial Taxation Act. Hence, the depreciation periods for the Parent Company are as follows:

○ basic investment for Olkiluoto 1 and 2 nuclear power plant units	41 years
○ annual additional investment for OL1 and OL2	10 years
○ investments made according to the modernization programme	21 years
○ TVO's share of the Meri-Pori coal-fired power plant	25 years.

The group business value accrued from the acquisition of the Olkiluodon Vesi Oy in 2000 (EUR 0.2 million) will be depreciated in five years.

1.2 Valuation of inventories

Materials and supplies were valuated at direct acquisition cost, coal on the FIFO principle, nuclear fuel according to calculated fuel consumption and supply stocks at average acquisition cost. The probable acquisition cost of coal on December 31 was EUR 2.5 million less than the book value. The difference was not entered as an expense.

2. Items denominated in foreign currency

Transactions in foreign currency are entered at the exchange rate charged by the domestic bank in question or at the transaction rate for purchase and sale of foreign currency. At the end of the financial period, loans and loan receivables denominated in foreign currency were valuated at the rate of exchange quoted by the European Central Bank on the closing date.

Exchange rate differences on foreign currency accounts were entered in the income statement.

The foreign currency risk on long-term loans has been eliminated with currency swap agreements. In addition, the interest risk on long-term loans was reduced with interest swap, interest cap and interest floor agreements. Interest relating to these agreements was entered on an accrual basis and the net valuation was included in the income statement under income and expenses on external capital. The premium on interest rate caps and floors was quoted for the period during which the agreements are valid. Derivative agreements and their amounts were itemized in the notes to the financial statements.

The corresponding acquisition costs were adjusted for exchange rate differences related to acquisition of fixed assets and inventories.

3. Accounting principles for the consolidated financial statements

3.1 Scope of the consolidated financial statements

The consolidated financial statements included the Parent Company and the subsidiaries Posiva Oy, TVO Nuclear Services Oy, Olkiluodon Vesi Oy and Perusvoima Oy. Affiliated and housing companies and Posiva Oy were not consolidated because they were not essential for a true and fair account of the financial results and position of the Group.

The Group's share of the shareholders' equity and profit for the financial year of subsidiaries and affiliated companies appears in the notes to the financial statements.

3.2 Principles of the consolidated financial statements

Internal transactions and holding

Internal transactions and liabilities and receivables were eliminated. The consolidated financial statements are drawen up using the purchase method.

The difference between the subsidiary acquisition cost and the equity corresponding the share is stated totally as a group business value to be depreciated according to plan in five years.

Deferred tax liability

The deferred tax liability (EUR 102.9 million) was not entered because no taxable income is generated when operations are conducted at cost.

Minority share

The minority share was separated from consolidated shareholders' equity and entered in the balance sheet as a separate item.

Affiliated companies

Affiliated companies were not included in the consolidated financial statements. Affiliated company profits and share of shareholders' equity appear in the notes to the financial statements.

4. Parent Company

Teollisuuden Voima Oy is part of the PVO Group.

The parent company of the PVO Group is Pohjolan Voima Oy, whose domicile is Helsinki.

Copies of the PVO consolidated financial statements are available at the PVO Group headquarters, Töölönkatu 4, FIN-00100 Helsinki.

Notes to the income statement, December 31, 2001

(1 000 €)

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
1. Turnover				
Olkiluoto	185 749	194 557	185 749	194 557
Meri-Pori	33 028	34 459	33 028	34 459
Posiva Oy	4 508	3 715		
TVO Nuclear Services Ltd	1 458	637		
Olkiluodon Vesi Oy	7	0		
	224 750	233 368	218 777	229 016
Electricity delivered to shareholders (GWh)				
Olkiluoto 1	7 154.6	7 034.5	7 154.6	7 034.5
Olkiluoto 2	6 980.1	7 020.4	6 980.1	7 020.4
Olkiluoto, total	14 134.7	14 054.9	14 134.7	14 054.9
Meri-Pori	955.9	1 357.3	955.9	1 357.3
	15 090.6	15 412.2	15 090.6	15 412.2
2. Other sales				
Rents	128	128	351	371
Salesprofit	126	60	126	60
Consulting charges	78	269	1 112	893
Other income	631	583	281	237
	963	1 040	1 870	1 561
3. Materials and services				
Purchases, accrual basis				
Nuclear fuel	33 009	40 681	33 009	40 681
Coal	20 833	21 173	20 833	21 173
Materials and supplies	1 523	1 823	1 523	1 823
Decrease (-)/increase (+) in inventories	2 432	-4 954	2 432	-4 954
	57 797	58 723	57 797	58 723
External services	3 736	3 613	3 727	3 613
Materials and services, total	61 533	62 336	61 524	62 336
Consumption				
Nuclear fuel	42 839	40 852	42 839	40 852
Coal	13 144	16 434	13 144	16 434
Supplies	1 814	1 437	1 814	1 437
	57 797	58 723	57 797	58 723
4. Notes concerning personnel and members of administrative bodies				
Average number of personnel by group				
Office personnel	373	360	342	341
Manual workers	138	140	137	139
	511	500	479	480
Personnel expenses				
Salaries and fees	25 231	23 520	23 539	22 317
Pension expenses	4 099	4 014	3 792	3 784
Other compulsory personnel expenses	2 425	2 341	2 328	2 268
	31 755	29 875	29 659	28 369
Salaries and fees paid to management				
President, Managing Directors and members of the Boards of Directors	464	353	266	249

Management pension plan

The President of the Parent Company is entitled to retire at 60 years of age.

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
5. Depreciation and write-downs				
Depreciation according to plan				
OL1 and OL2	41 277	42 001	41 277	42 001
Meri-Pori	7 529	7 526	7 529	7 526
Olkiluodon Vesi Oy	14	15		
Posiva Oy	37	86		
Depreciation from consolidation difference	39	39		
Depreciation and write-downs, total	48 896	49 667	48 806	49 527
6. Other expenses				
Contribution to the Finnish State Nuclear Waste Management Fund	9 741	8 741	9 741	8 741
Real estate tax	3 112	2 321	3 111	2 321
Rents	3 650	3 504	3 567	3 462
Other expenses	50 645	47 925	47 847	45 825
	67 148	62 491	64 266	60 349
7. Financial income and expenses				
Dividend income				
From others	1 802	470	1 802	470
Dividend income, total	1 802	470	1 802	470
Interest income on long-term investments				
From Group companies	11 644	10 234	11 689	10 234
From others	8 838	8 561	8 838	8 478
	20 482	18 795	20 527	18 712
Other interest and financial income				
From others	15 564	10 044	15 404	10 044
	15 564	10 044	15 404	10 044
Interest income on long-term investments and other interest and financial income, total	36 046	28 839	35 931	28 756
Interest expenses and other financial expenses				
To the Finnish State Nuclear Waste Management Fund	20 482	18 004	20 482	18 004
To others	31 427	28 621	31 396	28 620
Interest expenses and other financial expenses, total	51 909	46 625	51 878	46 624
Financial income and expenses, total	**-14 061**	**-17 316**	**-14 145**	**-17 398**
Financial income and expenses include exchange rate gains (net)	0	6	0	6
8. Extraordinary items				
Extraordinary profit	0	0	55	107

Notes to Balance sheet, December 31, 2001 (1 000 €)

Group

9. Non-current assets

Intangible assets	Formation expenses	Intangible rights	Consolidation difference	Other capitalised long-term expenses	Advance payments	Total
Acquisition cost 1.1.	57 961	28	197	35 700	232	94 118
Increase 1.1.-31.12.	0	2	0	721	208	931
Decrease 1.1.-31.12.	0	0	0	-30	-210	-240
Acquisition cost 31.12.	57 961	30	197	36 391	230	94 809
Accrued depreciation according to plan 1.1.	39 585	10	40	16 877	0	56 512
Accrued depreciation from deduction	0	0	0	-1	0	-1
Depreciation according to plan 1.1.-31.12.	6 125	3	39	1 659	0	7 826
Book value 31.12.	**12 251**	**17**	**118**	**17 856**	**230**	**30 472**
Accrued depreciation 1.1.	17 109	0	0	11 167	0	28 276
Change in depreciation difference 1.1.-31.12.	-5 703	0	0	1 105	0	-4 598
Accrued depreciation 31.12.	11 406	0	0	12 272	0	23 678
Undepreciated acquisition cost 31.12.	845	17	118	5 584	230	6 794

Tangible assets	Land and water areas	Buildings and construction	Machinery and equipment	Other tangible assets	Advance payments and construction in progress	Total
Acquisition cost 1.1.	5 110	201 816	992 516	14 990	3 655	1 218 087
Increase 1.1.-31.12.	525	2 397	12 922	319	6 956	23 119
Decrease 1.1.-31.12.	-6	0	-3 977	0	-6 490	-10 473
Acquisition cost 31.12.	5 629	204 213	1 001 461	15 309	4 121	1 230 733
Accrued depreciation according to plan 1.1.	0	107 191	532 761	7 870	0	647 822
Accrued depreciation from deduction	0	0	-3 126	0	0	-3 126
Depreciation according to plan 1.1.-31.12.	0	5 874	34 790	405	0	41 069
Book value 31.12.	**5 629**	**91 148**	**437 036**	**7 034**	**4 121**	**544 968**
Accrued depreciation 1.1.	0	42 326	280 246	2 160	0	324 732
Change in depreciation difference 1.1.-31.12.	0	-884	7 368	-26	0	6 458
Accrued depreciation 31.12.	0	41 442	287 614	2 134	0	331 190
Undepreciated acquisition cost 31.12.	5 629	49 706	149 422	4 900	4 121	213 778
Share of machinery and equipment from book value			411 944			

Capitalised interest costs

Interest during construction	Formation expenses	Other capitalised long-term expenses	Buildings and construction	Machinery and equipment	Other tangible assets	Total
Acquisition cost 1.1.	11 601	3 530	31 133	112 781	2 609	161 654
Acquisition cost 31.12.	11 601	3 530	31 133	112 781	2 609	161 654
Accrued depreciation according to plan 1.1.	7 780	1 260	15 015	53 726	1 288	79 069
Depreciation according to plan 1.1.-31.12.	1 274	123	822	3 022	67	5 308
Book value 31.12.	2 547	2 147	15 296	56 033	1 254	77 277
Accrued depreciation 1.1.	3 654	1 561	14 915	53 839	1 258	75 227
Change in depreciation difference 1.1.-31.12.	-1 218	113	-421	-1 283	-46	-2 855
Accrued depreciation 31.12.	2 436	1 674	14 915	52 556	1 212	72 793
Undepreciated acquisition cost 31.12.	111	473	802	3 477	42	4 905

9. Non-current Assets

Intangible assets

	Formation expenses	Other capitalised long-term expenses	Advance payments	Total
Acquisition cost 1.1.	57 961	35 602	232	93 795
Increase 1.1.-31.12.	0	710	208	918
Decrease 1.1.-. 31.12.	0	-30	-210	-240
Acquisition cost 31.12.	57 961	36 282	230	94 473
Accrued depreciation according to plan 1.1.	39 585	16 786	0	56 371
Accrued depreciation from deduction	0	-2	0	-2
Depreciation according to plan 1.1.-31.12.	6 125	1 654	0	7 779
Book value 31.12.	**12 251**	**17 844**	**230**	**30 325**
Accrued depreciation 1.1.	17 109	11 167	0	28 276
Change in depreciation difference 1.1.-31.12.	-5 703	1 105	0	-4 598
Accrued depreciation 31.12.	11 406	12 272	0	23 678
Undepreciated acquisition cost 31.12.	845	5 572	230	6 647

Tangible assets

	Land and water areas	Buildings and construction	Machinery and equipment	Other tangible assets	Advance payments and construction in progress	Total
Acquisition cost 1.1.	5 108	201 668	992 249	14 916	3 655	1 217 596
Increase 1.1.-31.12.	525	2 391	12 905	319	6 956	23 096
Decrease 1.1.-31.12.	-6	0	-3 977	0	-6 490	-10 473
Acquisition cost 31.12.	5 627	204 059	1 001 177	15 235	4 121	1 230 219
Accrued depreciation according to plan 1.1.	0	107 184	532 571	7 858	0	647 613
Accrued depreciation from deduction	0	0	-3 126	0	0	-3 126
Depreciation according to plan 1.1.-31.12.	0	5 868	34 767	392	0	41 027
Book value 31.12.	**5 627**	**91 007**	**436 965**	**6 985**	**4 121**	**544 705**
Accrued depreciation 1.1.	0	42 326	280 246	2 160	0	324 732
Change in depreciation difference 1.1.-31.12.	0	-884	7 368	-26	0	6 458
Accrued depreciation 31.12.	0	41 442	287 614	2 134	0	331 190
Undepreciated acquisition cost 31.12.	5 627	49 565	149 351	4 851	4 121	213 515
Share of machinery and equipment from book value			411 942			

Capitalised interest costs
Interest during construction period

	Formation expenses	Other capitalised long-term expenses	Buildings and construction	Machinery and equipment	Other tangible assets	Total
Acquisition cost 1.1.	11 601	3 530	31 133	112 781	2 609	161 654
Acquisition cost 31.12.	11 601	3 530	31 133	112 781	2 609	161 654
Accrued depreciation according to plan 1.1.	7 780	1 260	15 015	53 726	1 288	79 069
Depreciation according to plan 1.1.-31.12.	1 274	123	822	3 022	67	5 308
Book value 31.12.	**2 547**	**2 147**	**15 296**	**56 033**	**1 254**	**77 277**
Accrued depreciation 1.1.	3 654	1 561	14 915	53 839	1 258	75 227
Change in depreciation difference 1.1.-31.12.	-1 218	113	-421	-1 283	-46	-2 855
Accrued depreciation 31.12.	2 436	1 674	14 494	52 556	1 212	72 372
Undepreciated acquisition cost 31.12.	111	473	802	3 477	42	4 905

Notes to Balance sheet,

December 31, 2001 (1 000 €)

10. Investments

Group

	Holdings in Group companies	Holdings in participating interest companies	Other stocks and shares	Loans receivables from Group companies	Loan receivables from other companies	Total
Acquisition cost 1.1.	1 194	349	1 684	265 751	202 232	471 210
Increase	0	0	3	14 054	17 009	31 066
Decrease	-195	0	-50	0	0	-245
Acquisition cost 31.12.	999	349	1 637	279 805	219 241	502 031
	999				501 032	502 031
Book value 31.12.2001	**999**	**349**	**1 637**	**279 805**	**219 241**	**502 031**

Parent Company

	Holdings in Group companies	Holdings in participating interest companies	Other stocks and shares	Loans receivables from Group companies	Loan receivables from other companies	Total
Acquisition cost 1.1.	2 439	349	1 666	265 751	202 232	472 437
Increase	0	0	3	17 283	10 618	27 904
Changes between categories	0	0	0	0	0	0
Decrease	-195	0	-50	0	0	-245
Acquisition cost 31.12.	2 244	349	1 619	283 034	212 850	500 096
	2 244				497 852	500 096
Book value 31.12.2001	**2 244**	**349**	**1 619**	**283 034**	**212 850**	**500 096**

Group companies

	Group share %	Share of parent company %
Posiva Oy, Helsinki	60	60
Posivia Oy, Helsinki	60	0
TVO Nuclear Services Ltd, Eurajoki	100	100
Olkiluodon Vesi Oy, Helsinki	100	100
Perusvoima Oy, Helsinki	100	100
As Oy Telkänkatu 1, 3, 7	100	100
As Oy Nummenkallio	83	83

Affiliated companies

	Group share %	Share of parent company %	Equity	Profit/loss for the financial year
Polartest Oy, Helsinki	24.1	24.1	860	320
Radtek Oy, Helsinki	30.0	30.0	429	-105

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
11. Long-term receivables				
Receivables from Group companies	0	0	59	64
Loan receivables	1 560	1 886	1 560	1 886
	1 560	**1 886**	**1 619**	**1 950**
12. Receivables maturing after one year	**1 235**	**1 560**	**1 294**	**1 625**
13. Short-term receivables				
Sales receivables	17 089	16 397	16 364	16 119
Receivables from Group companies				
Sales receivables	21 434	21 787	21 432	21 777
Loan receivables			5	11
Other receivables	25	25	435	418
Prepayments and accrued income	11 644	10 338	11 858	10 445
	33 103	32 150	33 730	32 651
Loan receivables	1 177	0	1 177	0
Other receivables	64	47	63	41
Prepayments and accrued income				
Prepaid interests and deferred income	9 393	8 181	9 304	8 180
Other deferred income	602	803	518	667
Other prepaid expenses	929	1 097	686	992
	10 924	10 081	10 508	9 839
Short-term receivables, total	**62 357**	**58 675**	**61 842**	**58 650**
14. Equity				
Share capital 1.1.	121 000	121 000	121 000	121 000
Change	0	0	0	0
Share capital 31.12.	121 000	121 000	121 000	121 000
Statutory reserve 1.1.	10 376	10 376	10 376	10 376
Change	0	0	0	0
Statutory reserve 31.12.	10 376	10 376	10 376	10 376
Profit brought forward	0	0	0	0
Profit for the financial year	0	0	0	0
	0	0	0	0
Equity, total	**131 376**	**131 376**	**131 376**	**131 376**
15. Long-term liabilities				
Bonds	93 307	93 307	93 307	93 307
Bank loans	80 457	140 799	80 457	140 799
Pension fund loans	4 906	6 542	4 906	6 542
Loan from the Finnish State				
Nuclear Waste Management Fund	492 150	467 478	492 150	467 478
Other long-term liabilities	2 152	0		
Long-term liabilities, total	**672 972**	**708 126**	**670 820**	**708 126**

Notes to Balance sheet, December 31, 2001 (1 000 €)

			Group		Parent Company	
			2001	2000	2001	2000
16. Bonds						
Loan period	Currency	%				
1991-01	CHF	7.250	0	65 651	0	65 651
Redemption			0	-65 651	0	-65 651
1993-03	JPY	5.300	86 708	93 528	86 708	93 528
1997-04	FIM	5.800	11 773	11 773	11 773	11 773
			98 481	105 301	98 481	105 301
Adjustments of swap debts and receivables			-5 174	-11 994	-5 174	-11 994
			93 307	**93 307**	**93 307**	**93 307**

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
17. Short-term liabilities				
Bonds	0	59 787	0	59 787
Bank loans	90 470	6 728	90 470	6 728
Pension fund loans	1 635	1 635	1 635	1 635
Advances received	27	352	0	0
Accounts payable	8 900	7 966	6 591	6 635
Liabilities to Group companies				
Accounts payable	46	115	619	115
Liabilities to participating interest companies				
Accounts payable	33	22	33	22
Other liabilities	22 811	12 042	22 472	11 997
Accruals and deferred income				
Finnish State Nuclear Waste Management Fund	20 482	26 744	20 482	26 744
Accrued interests	2 972	3 965	2 942	3 965
Accrued wages and salaries	5 743	5 251	5 299	4 925
Other accruals and deferred income	12 292	8 536	11 629	8 103
	41 489	44 496	40 352	43 737
Short-term liabilities, total	**165 411**	**133 143**	**162 172**	**130 656**

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
18. Breakdown of distributable funds				
Profit/loss brought forward	0	0	0	0
Profit/loss for the financial year	0	0	0	0
- Foundation and organisation expenses	-12 251	-18 376	-12 251	-18 376
Total	**-12 251**	**-18 376**	**-12 251**	**-18 376**

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
19. Debts secured with real estate mortgages				
Pension loans	6 541	8 177	6 541	8 177
Mortgages granted	7 568	10 091	7 568	10 091
Mortgages granted as security, total	**7 568**	**10 091**	**7 568**	**10 091**

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
20. Liabilities				
Leasing contracts				
Leasing fees for the following year	2 705	3 201	2 705	3 201
Leasing fees to be paid later	12 172	16 910	12 172	16 910
	14 877	20 111	14 877	20 111
Repurchase liabilities	13 455	13 455	13 455	13 455
Liability for nuclear waste management				
Liability for nuclear waste management	693 200	663 000	693 200	663 000
Assets in the Finnish State Nuclear Waste Management Fund April 2, 2002/April 2, 2001	693 200	656 200	693 200	656 200
The part of the liability for nuclear waste Management covered by collateral	77 280	87 232	77 280	872 332
Nuclear waste management loans receivables pledged to the Finnish State Nuclear Waste Mangement Fund	492 150	467 478	492 150	467 478
21. Derivative contracts, nominal values				
Interest derivatives				
Option agreements				
Purchased	60 000	110 000	60 000	110 000
Sold	60 000	110 000	60 000	110 000
Interest swap agreements	42 154	124 624	42 154	124 624
Foreign currency derivatives				
Forward contracts	0	662	0	662
Currency swap contracts				
Receivables	86 708	159 179	86 708	15 179
Debts	-81 534	-141 321	-81 534	-141 321
22. Special information				
Receivables from shareholders to meet the funding target for nuclear waste management	**522 240**	**497 165**	**522 240**	**497 465**

Proposals to the Annual General Meeting

The Group and the Parent Company Teollisuuden Voima Oy do not have any distributable funds.

The Board of Directors states that a dividend cannot be paid.

Helsinki, February 7, 2002

Timo Rajala	Aarre Metsävirta
Jussi Helske	Seppo Ruohonen
Petri Heinonen	Pertti Simola
Timo Koivuniemi	Esa Tirkkonen

Mauno Paavola
President and CEO

Auditors' Report

To the shareholders of Teollisuuden Voima Oy

We have audited the accounts, the financial statements and the administration of Teollisuuden Voima Oy for the financial period January 1 - December 31, 2001. The financial statements drawn up by the Board of Directors and the President and CEO comprise the annual report and the income statement, balance sheet and notes to the financial statements of the Group and the Parent Company. On the basis of our audit we hereby make the following report on the financial statements and administration.

The audit has been carried out in compliance with good auditing practice. The accounts, the principles for making the financial statements, the content and method of presentation have been examined to a sufficient extent to ensure that the financial statements do not contain any essential errors or defects. In auditing the administration, we have examined the legality of the operations of the members of the Supervisory Board and the Board of Directors and the President and CEO on the basis of the provisions of the Companies Act.

It is our opinion that the financial statements have been drawn up in accordance with the Accounting Act and other rules and regulations for making financial statements. The financial statements provide a true and fair view of the results of the activities and the financial standing of the Group and Parent Company in accordance with the Accounting Act. The financial statements including the consolidated financial statements can be adopted and the members of the Parent Company's Supervisory Board and the Board of Directors and the President and CEO discharged from liability for the financial period audited by us. The proposal by the Board of Directors for disposing of distributable funds is in accordance with the Companies Act.

Helsinki, March 6, 2002

Pekka Nikula	PricewaterhouseCoopers Oy
APA	Markku Leino
	APA

Statement by the Supervisory Board

At its meeting today, the Supervisory Board of Teollisuuden Voima Oy has examined the financial statements, including the consolidated financial statements and the auditors' report for the Company for 2001 and has no comments to make. The Supervisory Board recommends that the financial statements and the consolidated financial statements be approved and concurs with the Board of Directors' proposal that no dividend should be distributed.

Helsinki, April 2, 2002

Eero Aittola Heikki Sara

Graphic design	Creator-Grey Oy
Photographs	Markku Korpi-Hallila and pages 7 and 12, Sanna Peurakoski
Printing	Eura Print Oy
Cover	Galerie Art Silk 300 g/m^2
Inside pages	Galerie Art Silk 170 g/m^2

Teollisuuden Voima Oy
FIN-27160 Olkiluoto, Finland
Tel. + 358 2 83 811
Telefax + 358 2 8381 2109

Teollisuuden Voima Oy
Töölönkatu 4
FIN-00100 Helsinki, Finland
Tel. +358 9 61 801
Telefax +358 9 6180 2570

Teollisuuden Voima Oy
Kuningattarenkatu 17
FIN-07900 Loviisa, Finland
Tel. +358 19 535 855
Telefax +358 19 535 856

www.tvo.fi

TVO Nuclear Services Oy
FIN-27160 Olkiluoto, Finland
Tel. + 358 2 83 811
Telefax + 358 2 8381 2109

Posiva Oy
Töölönkatu 4
FIN-00100 Helsinki, Finland
Tel. +358 9 228 030
Telefax +358 9 2280 3719

As of July 1, 2002
Posiva Oy
FIN-27160 Olkiluoto, Finland
Tel. + 358 2 837 231
Telefax + 358 2 8372 3709

www.posiva.fi